UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-41446

CUSIP Number 00486H105

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ADTRAN Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

901 Explorer Boulevard

Address of Principal Executive Office (Street and Number)

Huntsville, Alabama 35806-2807

City, State and Zip Code

PART II–RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III– NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ADTRAN Holdings, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Q2 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period for the reasons set forth below.

As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on August 10, 2023 (the “August 10, 2023 Form 8-K”), subsequent to the Company’s earnings call on August 8, 2023 and during the preparation of the unaudited condensed consolidated financial statements to be included in the Q2 Form 10-Q, the Company determined that the principal amount of indebtedness outstanding under the Company’s revolving credit facility with a syndicate of banks, including Wells Fargo Bank, National Association (“Wells Fargo”), of $200 million at June 30, 2023 were noncurrent liabilities in the Company’s consolidated balance sheet. Therefore, the outstanding Wells Fargo revolving credit facility balances for the following prior periods were misclassified and will be adjusted from current to noncurrent liabilities on the balance sheets as follows: $60.0 million as of September 30, 2022, $60.0 million as of December 31, 2022, and $180.0 million as of March 31, 2023. Furthermore, in connection with the restatement of the December 31, 2022 financial statements, the Company will also correct certain errors related to the presentation of deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) on the balance sheets that were previously assessed as immaterial errors and that had been corrected in the Company’s Form 10-Q for the quarter ended March 31, 2023. Neither the adjustment of credit facility balances nor the correction of the presentation of DTAs and DTLs have any impact on, or result in any change to, the Company’s reported statements of income (loss) or statements of cash flows.

As disclosed in the August 10, 2023 Form 8-K as a result of the misclassification, the Company determined that a material weakness existed in its Internal Control Over Financial Reporting (“ICFR”) as of December 31, 2022.

The Company has determined that it will prepare and file amendments to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022, Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, in order to restate the consolidated financial statements and disclose that a material weakness existed and that our disclosure controls and procedures were not effective beginning as of September 30, 2022 and all subsequent periods through the date of this filing. Given the scope of the process to prepare the restatement and related disclosures, the Company is unable to complete and file the Q2 Form 10-Q by the required due date of August 9, 2023 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ulrich Dopfer, Chief Financial Officer	(256)	963-8000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s condensed consolidated statements of loss for the quarter and six months ended June 30, 2023 compared to the condensed consolidated statements of income for the corresponding periods in the prior fiscal year are set forth in the Company’s press release dated August 6, 2023, which is attached to the Company’s Form 8-K furnished to the SEC on August 7, 2023.

Forward-Looking Statements

This Notification of Late Filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements regarding the Company’s intent to restate its prior consolidated financial statements for the Non-Reliance Periods, the estimated impact of adjustments to the financial statements for the Non-Reliance Periods, the impact of the Company’s material weakness in financial control over financial reporting and the Company’s disclosure controls and procedures on its financial statements and other public disclosures, the anticipated timing for filing the Company’s Form 10-Q for the second quarter of 2023 and related matters. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Our actual results and the timing of events could materially differ from those anticipated in such forward-looking statements as a result of certain risks and uncertainties including those described in more detail in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents on file with the SEC, as well as the risk of the possibility of further material delays in the Company’s financial reporting. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

ADTRAN Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2023	By:	/s/ Ulrich Dopfer
Ulrich Dopfer Chief Financial Officer